Bionomics Limited

30 September 2003

03032578

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

dlw 10/8

SEC MAIL PROCESSING
RECEIVED
OCT 07 2003
WASH. D.C. 155 SECTION

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
30 September 2003

BIONOMICS EPILEPSY RESEARCH PUBLISHED IN NEUROLOGY

Bionomics Limited (ASX:BNO, US OTC:BMICY) today announced the publication of a new clinical study of epilepsy gene variations identified by Bionomics in the scientific journal *Neurology*.

The study was based on the previous finding that mutations in the sodium channel gene SCN1A are responsible for severe myoclonic epilepsy of infancy (SMEI). SMEI is a severe form of epilepsy in infants that is often unresponsive to conventional therapy and invariably leads to severe developmental consequences associated with febrile and afebrile seizures.

This study builds on and replicates the findings of other groups in the field, but in addition now implicates infantile spasms as another form of infant epilepsy that is due to mutations in the SCN1A gene. Bionomics has patent applications covering a number of mutations in this gene relating to epilepsy and other CNS disorders.

The study described in the Neurology publication was carried out by Bionomics' collaborators led by Dr John Mulley, from the Women's and Children's Hospital based at Bionomics, and Professor Samuel Berkovic and Dr Ingrid Scheffer from the University of Melbourne. Dr Mulley stated that, "Until recently, early childhood severe forms of epilepsy, such as SMEI and infantile spasms, were not regarded as having a genetic basis. However, research by a number of groups including Bionomics has now identified a genetic cause for a number of these cases and contributes to a better understanding of the mechanisms by which epilepsy may arise."

These findings also provide a valuable foundation for Bionomics' ionX®-driven diagnostic product development program.

This publication also provides important recognition of Bionomics' ionX® gene discoveries in the scientific community and highlights the calibre of Bionomics' R&D activities in the epilepsy field.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in epilepsy, breast cancer and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in

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combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. Epilepsy affects over 7 million people in the seven major pharmaceutical markets, with around 2 million patients inadequately treated. The global market for epilepsy drugs is estimated to be valued at US$6 billion in 2003.

For more information about Bionomics, visit **www.bionomics.com.au**

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

Or visit the Bionomics website on www.bionomics.com.au